

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2022

Emiliano Kargieman
Chief Executive Officer
Satellogic Inc.
Ruta 8 Km 17,500, Edificio 300
Oficina 324 Zonamérica
Montevideo, 91600, Uruguay

> **Re: Satellogic Inc.**
> **Registration Statement on Form F-1**
> **Filed February 14, 2022**
> **File No. 333-262699**

Dear Mr. Kargieman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form F-1</u>

<u>General</u>

1. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please

also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

2. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

- You refer to the company's "financial projections," for instance on pages 11 and 25, but we could not find these financial projections in the prospectus.

- You state on page 52 that you "expect" key personnel to remain with the company, but it is possible you will lose some key personnel. These and similar statements should be updated since the business combination was completed several months ago.

- Your description of Hannover's right to appeal the ruling regarding dissenters rights should be updated since the deadline of March 4, 2022, has now passed.

Cover Page

3. For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

4. Disclose the exercise prices of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A, and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

5. We note the significant number of redemptions of CF V Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all or most of the shares being registered for resale were purchased by the selling security-holders for prices considerably below the current market price of your Class A ordinary shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A ordinary shares.

Risk Factors, page 22

6. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the

current trading price is at or below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Company Overview, page 88

7.   In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A ordinary shares, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

8.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's shares. Your discussion should highlight the fact that Liberty Strategic Capital Holdings, LLC, a beneficial owner of over 40% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

9.   Please disclose whether your forward purchase or other agreements provide certain investors with the right to sell back shares to the company at a fixed price for a given period after the closing date of the business combination. If so, please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 88

10.   We note that the projected revenues for 2021 were $7 million, as set forth in the unaudited prospective financial information management prepared and provided to CF V in connection with the evaluation of the business combination. If your actual revenues for the year ended December 31, 2021, miss this projection, then please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company's financial position and further risks to the business operations and liquidity in light of these circumstances.

Exhibits

11.   Please request counsel to revise paragraph 3.2 of the legal opinion so as to opine separately on shares that are currently outstanding and shares that will be issued upon conversion or exercise of other securities. Please also request counsel to revise paragraph 3.3 to reflect that the warrant documents have been executed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Flora Pérez